UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2004.

Northgate Exploration Limited
(Translation of registrant's name into English)

2050 - 1055 West Georgia Street
Vancouver, British Columbia
Canada V6E 3R5
(Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 401-F:

Form 20-F         Form 40-F

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

    Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No

    If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

SIGNATURES

    Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:
Northgate Exploration Limited

Date: March 11, 2004.
(signed)
Jon Douglas
Chief Financial Officer

News Release

NORTHGATE EXPLORATION LIMITED
Stock Symbols: TSX: NGX, AMEX: NXG
Website: www.northgateexploration.ca

NORTHGATE ADOPTS SHAREHOLDER RIGHTS PLAN

VANCOUVER, March 11, 2004 - Northgate Exploration Limited ("Northgate") (TSX: NGX; AMEX: NXG) announced today that its Board of Directors has adopted a shareholder rights plan (the "Plan"), subject to all necessary regulatory and shareholder approvals. The Plan is designed to ensure the fair treatment of Northgate's shareholders in the event of a take-over bid for the common shares of Northgate and will provide the Board of Directors and Northgate's shareholders with more time to evaluate any unsolicited take-over bid and, if appropriate, to seek out other alternatives to maximize shareholder value.

The Plan was not adopted by the Board of Directors in response to a take-over bid or to any specific or threatened proposal from a third party to acquire control of Northgate.

The Plan is effective as of March 11, 2004 (the "Effective Date"), but in accordance with the requirements of the Toronto Stock Exchange, the shareholders will be asked to confirm the Plan at the next annual and extraordinary general meeting of Northgate's shareholders to be held on May 14, 2004. The Plan will be in effect until March 11, 2010, the sixth anniversary of the Effective Date, but must be reconfirmed by the shareholders at the 2007 annual general meeting.

At the close of business on the Effective Date, one right (a "Right") is issued and attaches to each common share of Northgate outstanding at that time. A Right will attach to each common share of Northgate issued after the Effective Date. If the shareholders do not confirm the Plan at the upcoming annual and extraordinary general meeting, the Plan and the Rights will terminate and cease to be effective.

The Plan is similar to shareholder rights plans adopted by a number of other Canadian companies. The Plan is not intended to block take-over bids. The Plan includes "Permitted Bid" provisions which do not invoke the dilutive effects of the Plan if a take-over bid is made by way of a take-over bid circular that remains open for a minimum of 60 days and is accepted by not less than 50 per cent of the common shares held by independent shareholders. The Plan will be invoked by an acquisition, other than pursuant to a Permitted Bid, of 20% or more of the outstanding common shares of Northgate or the commencement of a take-over bid that is not a Permitted Bid. Details of the Plan will be sent to Northgate's shareholders in the proxy circular for the upcoming annual and extraordinary general meeting.

Northgate also announced today that Brascan Financial Corporation ("Brascan") exercised 1,500,000 common share purchase warrants to acquire 1,500,000 common shares of Northgate at a price of Cdn$0.84 per common share for gross proceeds to Northgate of Cdn$1,260,000. The common share purchase warrants were issued to Brascan in 2000 as consideration for advisory services and financing provided by Brascan (then Trilon Financial Corporation) in connection with Northgate's acquisition of a 95% Royalty interest in the Kemess Mine.

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Northgate Exploration Limited is a gold and copper mining company focused on operations and opportunities in North and South America. The Corporation's principal assets are the 300,000-ounce per year Kemess South mine in north-central British Columbia and the adjacent Kemess North deposit, which contains an indicated resource of 5.4 million ounces of gold and 2 billion pounds of copper and is currently the subject of a feasibility study. Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

For further information, please contact:

Mr. Ken G. Stowe	Mr. Jon A. Douglas
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer
416-216-2772	416-216-2774